

July 21, 2010

Ted T. Awerkamp
President and Chief Executive Officer
Mercantile Bancorp, Inc.
200 N. 33rd Street
Quincy, Illinois 62301

> **Re: Mercantile Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2010**
> **File No. 333-168075**

Dear Mr. Awerkamp:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 12, 2010
General

1.   Revise to add a "Recent Development" section to briefly describe the financial condition (especially required regulatory levels, at both the company and banks) and results of operations for the period ended June 30, 2010.

Risk Factors, page 7

2.   Revise your Risk Factors to avoid making statements that there "can be no assurance" that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

3. We note your first Risk Factor that refers to the Regulatory Matters section of your Form 10-K for the year ended December 31, 2009. Please expand this Risk Factor or create additional Risk Factors that provide more specific and current information regarding the various actions your regulators have taken against you and your banking subsidiaries. Your Risk Factor(s) should include at a minimum the following information;

    - the status of your Written Agreement with the Federal Reserve Board that required an updated capital and cash flow plan;
    - an update of the Memorandum of Understanding Mercantile Bank has with the Federal Deposit Insurance Corporation;
    - the role these regulatory actions played in the sale of your two subsidiary banks on February 26, 2010 and
    - cross-reference to the Regulatory Matters section your Form 10-Q for the quarter ended March 31, 2010 and any other pertinent filings you are incorporating by reference into this Registration Statement.

4. Revise the first Risk Factor on page 12 ("..will be able to operate profitably") to provide some quantification of past contribution, e.g., revenues and profits for last full fiscal year and any interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (facsimile only)
        Michael Reed
        DLA Piper LLP (US)
        Fax: (202) 799-5000